Exhibit 99.1

N E W S

May 6, 2004	Contact:	Douglas L. Ludwig
Chief Financial Officer
and Executive Vice President
(416) 441-4320

Barbara Henderson
Vice President
Taxation and Investor Relations
(416) 441-4329

FOUR SEASONS HOTELS INC. REPORTS FIRST
QUARTER 2004 RESULTS

Toronto, Canada — Four Seasons Hotels Inc. (TSX Symbol “FSH”; NYSE Symbol “FS”) today reported its results for the first quarter ended March 31, 2004.

Overview of the Quarter (results for the three months ended March 31, 2004, as compared to the same period in 2003)

As described in greater detail in the accompanying Management’s Discussion and Analysis for the three months ended March 31, 2004:

•	Net earnings were $11.5 million ($0.33 basic earnings per share and $0.31 diluted earnings per share), as compared to a net loss of $9.3 million ($0.27 basic and diluted loss per share) for the first quarter of 2003.

•	Adjusted[1] net earnings were $7.7 million ($0.22 basic adjusted earnings per share and $0.21 diluted adjusted earnings per share), as compared to adjusted net earnings of $2.5 million ($0.07 basic adjusted and diluted adjusted earnings per share) for the first quarter of 2003.

•	RevPAR[2] of worldwide Core Hotels[3] increased 14.1%, on a US dollar basis.

•	Gross operating margins[4] at worldwide Core Hotels increased 330 basis points to 28.0%.

•	Profits under management increased 30.4%, on a US dollar basis.

•	Management fee revenues (excluding reimbursed costs) increased 13.9%.

•	Ownership losses declined $3.5 million or 26.3%.

Also during the quarter, Four Seasons opened Four Seasons Resort Costa Rica at Peninsula Papagayo and Four Seasons Resort Provence at Terre Blanche.

“The recovery in travel demand accelerated throughout the first quarter and has continued into April. If current trends continue, we anticipate that 2004 will be a year of substantial rebound for the lodging industry and for Four Seasons,” said Douglas L. Ludwig, Chief Financial Officer and Executive Vice President. “We are pleased to continue to report industry-leading RevPAR and profitability at the properties under our management. Although the first quarter is typically the quietest quarter for business travel, the momentum of business travel demand has continued to improve. We believe that our continuing focus on the guest experience, whether for a business or leisure related stay, will translate into continued RevPAR and profitability growth.”

“This is a very exciting time for Four Seasons as we anticipate benefiting from the combination of an improving economic outlook and the scheduled opening of a number of important new Four Seasons properties this year,” commented Isadore Sharp, Chairman and Chief Executive Officer. “In the past twelve months, we have added six new projects to our portfolio, including our first mountain resort in Jackson Hole and our first European resort in the south of France at Terre Blanche. By the end of 2005, we expect to add another 14 projects, including Four Seasons hotels in Budapest and Hong Kong, and resorts in Whistler and Langkawi.”

FIRST QUARTER OF 2004
MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2004 is provided as of May 5, 2004. It should be read in conjunction with the interim consolidated financial statements for that period and the MD&A for the year ended December 31, 2003 and the audited consolidated financial statements for that period. Except as disclosed in this MD&A, there has been no material change in the information disclosed in the MD&A for the year ended December 31, 2003. A summary of consolidated revenues, management earnings, ownership and corporate operations earnings and net earnings for the past eight quarters can be found in note 5.

Operational and Financial Review and Analysis

Operating Environment

Seasonality

Four Seasons hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March compared to the remainder of the year. Typically, the first quarter is the weakest quarter and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter. As a result, ownership operations usually incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.

Hotel Operating Results

	First Quarter 2004 increase over (decrease from) First Quarter 2003
	(percentage change, on US dollar basis)
		Gross Operating Revenue	Gross Operating Profit
Region	RevPAR	(GOR)	(GOP)
Worldwide Core Hotels	14.1%	14.9%	30.4%
US Core Hotels	8.6%	8.7%	13.8%
Other Americas/Caribbean Core Hotels	20.3%	20.5%	40.6%

	First Quarter 2004 increase over (decrease from) First Quarter 2003
	(percentage change, on US dollar basis)
		Gross Operating Revenue	Gross Operating Profit
Region	RevPAR	(GOR)	(GOP)
Europe/Middle East Core Hotels	30.2%	35.6%	88.9%
Asia/Pacific Core Hotels	14.5%	15.9%	32.6%

Underlying these operating results:

•	Revenue improvements and cost management efforts at the properties resulted in the significant increase in margins (although there was continued pressure on profit margins due to higher costs relating primarily to labour (including health care, benefits and worker’s compensation), energy and insurance). The most significant improvements were realized in Europe/Middle East, in particular, the properties in the Middle East, where labour cost pressures were relatively lower.

•	Business and leisure travel demand improved in the majority of the markets in which we operate, although January and February are traditionally not strong months for business travel demand.

•	Group meetings and travel demand did not improve in the quarter, with the exception of the Las Vegas market. As a result, properties that typically derive the larger portion of their business from group travel (including Aviara and the Ritz-Carlton Chicago) experienced RevPAR declines.

•	Properties under management in Las Vegas, Los Angeles, Houston, San Francisco, Washington, New York and Palm Beach performed particularly well on a RevPAR basis, relative to the average for the region.

•	In the Other Americas/Caribbean region, the properties under management in South America and the resorts in the region reflected improved demand. The hotels under management in Toronto and Vancouver experienced weak demand in the quarter, which is typical for the period.

•	All of the properties in the Europe/Middle East had RevPAR improvements as a result of strong demand in the quarter.

•	The two properties in Bali realized improvements in occupancy levels (although they remain below the levels realized prior to the terrorist attacks on the island in 2002), achieved rates in excess of US$320 and were profitable.

Management Operations

Management fee revenues (excluding reimbursed costs6) increased 13.9%, or $4.1 million, to $33.4 million in the first quarter of 2004, as compared to $29.3 million in the first quarter of 2003. This increase was the result of the improvement in revenues under management stemming from RevPAR and other revenue increases at the Core Hotels under management and an increase in fees from recently opened hotels.

Incentive fees increased approximately 25% in the first quarter of 2004, as compared to the same period in 2003, with 31 of the hotels and resorts under management accruing incentive fees as compared to 27 during the same period last year. The increase in incentive fees was attributable to the improvement in gross operating profits at the properties under management in each of the geographic regions in which we operate.

General and administrative expenses (excluding reimbursed costs) increased 11.5% to $10.9 million in the first quarter of 2004, as compared to the same period in 2003. The increase related primarily to cost of living increases for corporate employees that were implemented during the first quarter of 2004, and an increase in the number of employees at our corporate office (primarily in the design and procurement department) to handle the significant growth in our portfolio.

As a result of the items described above, our management earnings before other operating items for the first quarter of 2004 increased 15.1% to $22.5 million, as compared to $19.6 million in the first quarter of 2003. Our management operations profit margin7 (excluding reimbursed costs) increased to 67.5% in the first quarter of 2004, as compared to 66.8% in the first quarter of 2003.

As a result of adopting the Canadian Institute of Chartered Accountants (“CICA”) Section 1100, “Generally Accepted Accounting Principles”, which was issued in 2003 and was effective for 2004, in the first quarter of 2004, we began recording all reimbursed costs in revenue on a gross, rather than net, basis. These costs include marketing, reservations, and advertising charges, as well as the out-of-pocket expense charges, which we charge to properties under management on a cost recovery basis. For the first quarter of 2003, reimbursed costs have also been reclassified on a consistent basis and included in revenues.

Ownership and Corporate Operations8

Losses from ownership and corporate operations before other operating items declined $3.5 million to $9.7 million in the first quarter of 2004, as compared to a loss of $13.2 million in the first quarter of 2003.

RevPAR at The Pierre increased primarily as a result of a 15% improvement in occupancy in the first quarter of 2004, as compared to the same period in 2003, reflecting higher travel demand in New York. As a result, the loss at The Pierre declined $1.9 million in the first quarter of 2004, as compared to the first quarter of 2003.

Since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments in 2004 have been limited to the cash flow generated by the hotel. This resulted in a decline of $1.8 million in the operating loss from Four Seasons Hotel Berlin in the first quarter of 2004. In 2004, we have continued to consolidate the revenue and expenses of Four Seasons Hotel Berlin. However, the stipulated minimum lease payments beyond amounts which can be funded by the hotel’s operation will not be accrued. As a result, we expect any earnings or losses from Four Seasons Hotel Berlin to be immaterial throughout the year.

We continue to be in discussions with the landlords of The Pierre, Four Seasons Hotel Berlin and Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our investments in these hotels. There can be no assurance that acceptable alternative arrangements will be agreed upon with respect to any or all of these hotels.

Stock Option Expense

Stock option expense for the first quarter of 2004 was $413,000, as compared to $15,000 for the same period in 2003. Stock option expense is allocated between Management Operations ($195,000) and Ownership and Corporate Operations ($218,000).

Other Income (Expense)

Other income for the first quarter of 2004 was $4.3 million, as compared to an expense of $12.9 million for the same period in 2003.

Included in other income for the first quarter of 2004 was a $4.6 million foreign exchange gain, which is a non-cash, unrealized foreign exchange gain, compared to an $8.3 million foreign exchange loss for the same period in 2003. These foreign exchange gains and losses arose from the translation to Canadian dollars at current exchange rates at the end of each month of our non-Canadian dollar-denominated net monetary assets that are not included in our designated self-sustaining subsidiaries, and foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets are the sum of our foreign currency-denominated monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian generally accepted accounting principles (GAAP).

From an economic perspective, we look to offset our net monetary asset position against the full obligation of our outstanding convertible notes described below under “Liquidity and Capital Resources”. Under Canadian GAAP, the convertible notes are allocated between long-term obligations and shareholders’ equity. The portion allocated to long-term obligations and included in net monetary assets was US$46.7 million, and US$125.8 million was allocated to shareholders’ equity at the time of issuance. If the portion of the convertible notes included in shareholders’ equity was revalued at the current exchange rates, which is not contemplated under Canadian GAAP, the result of this revaluation would have been a non-cash, unrealized foreign exchange loss of $2.3 million for the first quarter of 2004. We believe we currently have an appropriate economic hedge of our net monetary assets and liabilities. For a further discussion of the convertible notes, see “Liquidity and Capital Resources”.

Also included in other expense during the first quarter of 2003 were legal and other enforcement costs of $4.6 million in connection with the dispute with the owners of Four Seasons hotels in Caracas and Seattle. The Seattle dispute was settled and although still outstanding, any future expenses associated with the Caracas dispute are not expected to be significant. These disputes are more fully described in the MD&A and the audited consolidated financial statements for the year ended December 31, 2003.

Net Interest Income

During the first quarter of 2004, we had net interest income of $1.1 million, as compared to $683,000 in the first quarter of 2003. Net interest income is a combination of approximately $4.1 million in interest income and approximately $3.0 million in interest expense in the first quarter of 2004, as compared to $3.6 million and $2.9 million, respectively, for the same period in 2003. The increase in interest income is primarily attributable to higher interest income from loans to managed properties.

Income Tax Expense

Our effective tax rate in the first quarter of 2004 was 22%, as compared to an effective tax rate of 3% in the first quarter of 2003. The variation from our expected 24% tax rate is the result of certain items not being tax effected, including a portion of the unrealized foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, stock option expense is not deductible for Canadian tax purposes and, as such, is not tax effected.

Net Earnings and Earnings per Share

Net earnings for the quarter ended March 31, 2004 were $11.5 million ($0.33 basic earnings per share and $0.31 diluted earnings per share), as compared to a net loss of $9.3 million ($0.27 basic and diluted loss per share) for the quarter ended March 31, 2003.

Liquidity and Capital Resources

Our cash and cash equivalents were $174.3 million as at March 31, 2004, as compared to $170.7 million as at December 31, 2003.

Long-term obligations (as determined under Canadian GAAP) increased from $120.1 million as at December 31, 2003 to $124.2 million as at March 31, 2004, primarily due to accreted interest on our convertible notes and foreign exchange translation. As discussed above, in Other Income (Expense), under Canadian GAAP, a portion of our convertible notes is included in equity.

In 2003, we increased availability under our committed bank credit facilities by US$12.5 million and we now have US$212.5 million of committed bank credit facilities, all of which expire in July 2004. We are currently in the process of negotiating the extension of these credit facilities. As at March 31, 2004, no amounts were borrowed under these credit facilities. However, approximately US$28 million of letters of credit were issued under those facilities. No amounts have been drawn under these letters of credit.

We believe that, absent unusual opportunities, these bank credit facilities, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

During 1999, we issued US$655.5 million principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission, were US$166 million. We are entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 41/2% per annum. Holders of the notes have conversion rights, which they can exercise at any time before the maturity date or date of redemption of the notes, pursuant to which they can require us to issue to them 5.284 Limited Voting Shares for each US$1,000 principal amount of notes. The holders of notes also can require us to repurchase the notes in September 2004 for an amount equal to the issue price plus accrued interest calculated at 41/2% per annum. This right is also available in September 2009 and September 2014. We have a choice of settling our obligation, in connection with the conversion or purchase of the notes at the option of the holder, with cash or Limited Voting Shares.

As described above, we may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest (calculated at 41/2% per annum) to the date of purchase. It is possible that we may redeem some or all of the notes, especially in the current interest rate environment. A cash redemption in September 2004 of all outstanding notes would require a cash payment to the note holders of approximately US$215.5 million, assuming that the holders did not exercise their right to convert their notes before the redemption date. If we redeem the notes, we may replace the financing provided by the notes with a combination of debt (which could be raised by various means, including bank lines and/or the issuance of additional notes or convertible notes) and/or the utilization of cash and cash equivalents. We filed a shelf registration statement and prospectus during the first quarter that would accommodate a public offering of various debt instruments (including convertible debt) in a principal amount of up to US$250 million.

Contractual Obligations and Other Commitments

As discussed in the MD&A for the year ended December 31, 2003, we have contractual obligations and other commitments, including certain pension and lease commitments. There has been no material change to these commitments through the first quarter of 2004 and, other than as discussed above relating to the potential put/call relating to our outstanding convertible notes and funding relating to our management opportunities described under “Financing Activities/Investing Activities” below, we do not anticipate any material change in respect of these commitments over the remainder of the current year.

Cash From Operations

During the first quarter of 2004, we generated $4.9 million from operations, as compared to $21.8 million for the same period in 2003. The decrease in cash from operations of $16.9 million in 2004 resulted primarily from an increase in working capital of $24.3 million, partially offset by a decrease in cash used in ownership and corporate operations of $3.7 million and an increase in cash contributed by management operations of $3.1 million.

Financing Activities/Investing Activities

Part of our business strategy is to invest a portion of available cash to obtain management agreements or enhance existing management arrangements. These investments in, or advances in respect of or to owners of, properties are made where we believe that the overall economic return to Four Seasons justifies the investment or advance.

During the quarter, we funded $6.8 million in management opportunities, including amounts advanced as loans receivable and investments in hotel partnerships such as Whistler. This level of investment was consistent with our business plan, with the investments being made to secure new long-term management agreements or to enhance existing management arrangements. During the remaining three quarters of 2004, we expect to fund US$45 million to US$55 million in respect of investments in, or advances to, various projects, including properties in Palo Alto and Washington.

Outstanding Share Data

Designation	Outstanding as at May 3, 2004
Variable Multiple Voting Shares[a]		3,832,172
Limited Voting Shares		31,612,218
Options to acquire Limited Voting Shares:
Outstanding		5,627,139
Exercisable		2,808,603
Convertible Notes[b]	US$	211.7 million	[c]

a)	Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

b)	Subject to adjustment in certain circumstances, each US$1,000 principal amount of notes is convertible, at the option of the holder, into 5.284 Limited Voting Shares (3,463,155 Limited Voting Shares in aggregate). We have the right to acquire notes that are tendered for conversion for cash equal to the then fair market value of the underlying Limited Voting Shares.

c)	This amount is equal to the issue price of the convertible notes plus accrued interest calculated at 4.5% per annum.

Looking Ahead

The MD&A for the year ended December 31, 2003 provided certain forward-looking information regarding our expectations for 2004. Travel continues to be booked close to the actual travel dates. This pattern, although having modestly improved during the first quarter of 2004, continues to make it difficult to predict future travel patterns with certainty.

Based on the travel trends that we experienced in the first quarter of 2004 and that we currently are observing, we would expect the second quarter of this year to reflect improvements over both the second quarter of 2003 (which was significantly affected by the war in Iraq and SARS) and the first quarter of 2004. We currently are expecting that these demand improvements should result in RevPAR for worldwide Core Hotels in the second quarter increasing by more than 15%, as compared to the same period last year. We expect that the majority of this improvement will result from the occupancy rebounding in the Asia/Pacific region from 30% in second quarter of 2003, to in excess of 60% and in Europe/Middle East region from 50%, in second quarter of 2003, to in excess of 65%. Additionally, we expect that pricing improvements will be realized in all geographic regions in the second quarter of 2004. We expect that these improvements should allow us to realize gross operating margin improvements of more than 200 basis points in the second quarter of 2004, as compared to the second quarter of 2003.

Changes in Accounting Policies

In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts will mature during 2004. The foreign exchange gains on these contracts of $14.6 million, which were deferred prior to January 1, 2004, will be recognized throughout 2004 as an increase of fee revenues. Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to decrease net earnings by $171,000 for the three months ended March 31, 2004 and to increase receivables by $10.7 million and accounts payable and accrued liabilities by $11 million as at March 31, 2004.

Effective January 1, 2004, we also adopted the following accounting standards, Accounting for Asset Retirement Obligations, Impairment of Long-Lived Assets, Revenue Recognition and Revenue Arrangements with Multiple Deliverables, all of which are more fully described in the MD&A for the year ended December 31, 2003. The application of these accounting treatments did not have an impact on our interim financial statements. See also note 1 to the interim consolidated financial statements.

Critical Accounting Estimates

Under Canadian GAAP, we are required to make estimates when we account for and report assets, liabilities, revenues and expenses, and contingencies. We are also required to evaluate the estimates that we use.

We base our estimates on past experience and other factors that we believe are reasonable under the circumstances. Because this process of estimation involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

We believe the following critical accounting estimates are the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Recoverability of Investments

Estimates are required to be used by management to assess the recoverability of our investments in long-term receivables, hotel partnerships and corporations, management contracts, and trademarks and trade names.

Long-term receivables are reviewed for impairment when significant events or circumstances including, but not limited to, the following occur: changes in general economic trends, defaults in interest or principal payments, deterioration in a borrower’s financial condition or creditworthiness (including severe losses in the current year or recent years), or a significant decline in the value of the security underlying a loan. We measure the impairment of long-term receivables based on the present value of expected future cash flows (discounted at the original effective interest rate) or the estimated fair value of the collateral. If an impairment exists, we establish a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply this impairment policy individually to all long-term receivables and do not aggregate long-term receivables for the purpose of applying this policy.

For investments in hotel partnerships and corporations, we determine if there is an impairment in value by reviewing periodic independent valuations and the undiscounted cash flows of the related property. In the event of a decline in value of the investment that is other than temporary, the investment is written down to its estimated recoverable amount.

Investments in management contracts and investments in trademarks and trade names are evaluated on at least an annual basis to determine whether the net book value will be recovered from future operations. We base these evaluations upon the projected future net fee stream related to the respective property on an undiscounted basis. If the undiscounted cash flows are insufficient to recover the remaining net book value, then the undiscounted cash flows are used as the revised carrying value, and a write-down for the difference is recorded.

Estimates of recoverable amounts and future cash flows are based on estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including competition from other hotels, changes in travel patterns, and other factors that affect the properties’ gross operating revenue and profits. Estimates of recoverable amounts and future cash flows may also depend upon, among other things, periodic independent valuations, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of us, owners’ termination rights under the terms of the management agreements, disputes with owners, and other factors affecting the profitability and saleability of the properties and our investments.

These assumptions, estimates and evaluations are subject to the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, estimates of recoverable amounts and future cash flows are subjective and may not ultimately be achieved. Should the underlying circumstances change, the estimated recoverable amounts and future cash flows could change by a material amount.

Income Taxes

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in our consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

In measuring the amount of future income tax assets and liabilities we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, changes in these estimates could occur that could materially affect the amounts of future income tax assets and liabilities recorded in our consolidated financial statements. For the year ended December 31, 2003, the most significant tax bases estimate that would be affected by differences in interpretation of tax laws was the accumulated net operating losses carried forward of $30.6 million.

For every material future tax asset, we evaluate the likelihood of whether some portion or all of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to future tax assets and liabilities. If, based on the weight of available evidence, we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, we record a valuation allowance against that asset. For the year ended December 31, 2003, the future income tax asset was $13.2 million, net of a valuation allowance of $3.0 million.

Additional Information

Additional information about us (including our most recent annual information form and our MD&A for the year ended December 31, 2003) is available on SEDAR at www.sedar.com.

1.	Adjusted net earnings is equal to net earnings (loss) plus (i) foreign exchange loss, less (ii) foreign exchange gain, plus (iii) asset impairment charge, each tax-effected as applicable. Adjusted net earnings, as we calculate it, may not be comparable to adjusted net earnings used by other companies, which may be calculated differently. In addition, adjusted net earnings is not intended to represent net earnings as defined by Canadian GAAP and should not be considered an alternative to net earnings or any other measure of performance prescribed by Canadian GAAP. It is included because we believe it can assist in the period-over-period comparability of our financial performance.

A reconciliation of net earnings (the nearest GAAP measure to adjusted net earnings) to adjusted net earnings is as follows:

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004	2003
Net earnings (loss)	$11,474	$(9,288)
Adjustments:
Foreign exchange loss (gain)	(4,630)	8,267
Net asset impairment charge*	309	4,641
Tax effect of adjustments	591	(1,114)

Adjusted net earnings	$7,744	$2,506

Adjusted basic earnings per share	$0.22	$0.07

Adjusted diluted earnings per share	$0.21	$0.07

* Includes legal and enforcement costs.

2.	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

3.	The term “Core Hotels” means hotels and resorts under management for the full year of both 2004 and 2003. However, if a “Core Hotel” has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a “Core Hotel” in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Biltmore Resort (Santa Barbara), which is undergoing an extensive renovation program in 2004.

4.	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

5.	Eight Quarter Summary:

(In millions of dollars
except per share
amounts)	1st Quarter		4th Quarter		3rd Quarter		2nd Quarter
	2004	2003[a]	2003[a]	2002	2003[a]	2002	2003[a]	2002

Consolidated revenues [b]	$73.7	$68.9	$86.0	$88.4	$70.3	$71.6	$78.2	$89.8
Earnings (loss) before other operating items:
Management operations	22.5	19.6	20.7	21.6	18.8	15.5	20.5	24.0
Ownership and corporate operations	(9.7)	(13.2)	(2.0)	(4.6)	(9.4)	(6.6)	(5.5)	(0.2)
Net earnings (loss):
Total	$11.5	$(9.3)	$11.7	$7.6	$4.4	$(12.3)	$(1.4)	$18.1
Basic earnings (loss) per share [c]	$0.33	$(0.27)	$0.33	$0.22	$0.13	$(0.35)	$(0.04)	$0.52
Diluted earnings (loss) per share [c]	$0.31	$(0.27)	$0.32	$0.22	$0.12	$(0.35)	$(0.04)	$0.48

a)	In December 2003, the CICA amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, in the fourth quarter of 2003 we prospectively adopted the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for each of the quarters in 2002 have not been restated. In accordance with the new standard, however, the reported results for the first three quarters of 2003 are required to be restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in the following restatements: 1st Quarter 2003 — no effect on net loss or basic and diluted loss per share; 2nd Quarter 2003 — increase in net loss of $0.1 million and no effect on basic and diluted loss per share; 3rd Quarter and 4th Quarter 2003 — in each quarter, a decrease in net earnings of $0.4 million and a decrease in basic and diluted earnings per share of $0.01 for each quarter.

b)	As a result of adopting Section 1100, “Generally Accepted Accounting Principles”, which was issued by the CICA in July 2003, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a “net” amount. As a result of this change, consolidated revenues have been restated as follows: 1st Quarter 2003 – increase of $7.9 million; 2nd Quarter 2003 – increase of $8.4 million; 3rd Quarter 2003 – increase of $8.0 million; 4th Quarter 2003 – increase of $10.8 million; 2nd Quarter 2002 – increase of $8.8 million; 3rd Quarter 2002 – increase of $9.4 million; 4th Quarter 2002 – increase of $11.5 million.

c)	Quarterly computations of per share amounts are made independently on a quarter-by-quarter basis and may not be identical to annual computations of per share amounts.

6.	The following table illustrates the impact of adopting the new accounting standard (CICA Section 1100 – “Generally Accepted Accounting Principles”, as it relates to the reimbursement of out-of-pocket costs) on a pro forma basis in the quarters for 2003 as if the new standard was applicable during that time.

	2003
	First	Second	Third	Fourth
(In thousands of dollars)	Quarter	Quarter	Quarter	Quarter
Revenues:
Fee revenues	$29,305	$29,351	$28,822	$33,052
Cost reimbursements previously included in fee revenues*	6,925	7,381	7,395	7,525
Additional cost reimbursements	7,867	8,381	7,990	10,804
Total revenues	44,097	45,113	44,207	51,381
Operating costs and expenses:
General and administrative expenses	9,736	8,901	9,980	12,391
Reimbursed costs	14,792	15,762	15,385	18,329
Total expenses	24,528	24,663	25,365	30,720
Total earnings from Management operations before other operating items	$19,569	$20,450	$18,842	$20,661

* Sales and marketing fees were included in both fee revenues and general and administrative expenses in 2003 and earlier years.

7.	The management operations profit margin represents management operations earnings before other operating items, as a percent of management operations revenue.

8.	Included in ownership and corporate operations are the consolidated revenues and expenses from our 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin, distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses related, in part, to these ownership interests.

*  *  *

All dollar amounts referred to in this press release are Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

*  *  *

This press release contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the rate and extent of the current economic recovery and the rate and extent of the lodging industry’s recovery from the terrorist attacks of September 11, 2001 and subsequent terrorist attacks, Severe Acute Respiratory Syndrome (SARS), the civil unrest in Iraq and elsewhere, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. These statements are made as of the date of this press release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

*  *  *

We will hold a conference call today at 10:00 a.m. (Eastern Daylight Time) to discuss the first quarter financial results. The details are:

To access the call dial:	1 (800) 289-6406	(U.S.A. and Canada)
	1 (416) 641-6700	(outside U.S.A. and Canada)

To access a replay of the call, which will be available for one week after the call, dial: 1 (800) 558-5253, Reservation Number 21192385.

A live web cast will also be available by visiting http://www.fourseasons.com/investor. This web cast will be archived for one month following the call.

*  *  *

On Wednesday, May 12, 2004, Four Seasons will be holding its Annual and Special Meeting of Shareholders in the Regency Ballroom of Four Seasons Hotel Toronto, 21 Avenue Road, Toronto, at 10:00 a.m. (Eastern Daylight Time). The meeting will be broadcast by live web cast at: http://www.fourseasons.com/investor. The web cast will be archived for an indefinite period of time.

#  #  #

With a history spanning four decades and a portfolio that extends worldwide, Four Seasons Hotels and Resorts is the world’s leading operator of luxury hotels, currently managing 62 properties in 29 countries. Four Seasons Resort Provence at Terre Blanche opened March 25, 2004, the company’s first resort in Europe. Four Seasons continues to grow, with more than 20 projects under construction or development in choice locations around the world. Four Seasons consistently ranks high in global awards and accolades. In addition to having the most Mobil Five Star awards in the industry, Four Seasons was included in Fortune magazine’s “100 Best Companies To Work For” for the seventh year in a row. The company is also consistently highly ranked in readers’ surveys in publications such as Condé Nast Traveler, Travel + Leisure, Institutional Investor, Andrew Harper’s Hideaway Report, Gallivanter’s Guide and the Zagat Survey. Information on the company and its 43 years of achievement in the hospitality industry can be accessed through the Four Seasons Web site at www.fourseasons.com.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars except per share amounts)	2004	2003
		(restated - note 1(a))
Consolidated revenues (note 5)	$73,679	$68,881

MANAGEMENT OPERATIONS
Revenues:
Fee revenues	$33,377	$29,305
Reimbursed costs (note 1(c))	14,486	14,792

	47,863	44,097

Expenses:
General and administrative expenses	(10,856)	(9,736)
Reimbursed costs (note 1(c))	(14,486)	(14,792)

	(25,342)	(24,528)

	22,521	19,569

OWNERSHIP AND CORPORATE OPERATIONS
Revenues	26,795	25,778
Expenses:
Cost of sales and expenses	(35,390)	(37,802)
Fees to Management Operations	(1,129)	(1,174)

	(9,724)	(13,198)

Earnings before other operating items	12,797	6,371
Depreciation and amortization	(3,625)	(3,710)
Other income (expense), net (note 6)	4,321	(12,908)

Earnings (loss) from operations	13,493	(10,247)
Interest income, net	1,148	683

Earnings (loss) before income taxes	14,641	(9,564)

Income tax recovery (expense):
Current	(2,788)	2,374
Future	(379)	(2,098)

	(3,167)	276

Net earnings (loss)	$11,474	$(9,288)

Basic earnings (loss) per share (note 4)	$0.33	$(0.27)

Diluted earnings (loss) per share (note 4)	$0.31	$(0.27)

See accompanying notes to consolidated financial statements

FOUR SEASONS HOTELS INC.

CONSOLIDATED BALANCE SHEETS

	As at	As at
	March 31,	December 31,
(In thousands of dollars)	2004	2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$174,269	$170,725
Receivables (note 1(b))	109,278	88,636
Inventory	2,072	2,169
Prepaid expenses	6,236	3,780

	291,855	265,310
Long-term receivables	201,632	197,635
Investments in hotel partnerships and corporations	159,104	157,638
Fixed assets	78,778	75,789
Investment in management contracts	204,078	203,670
Investment in trademarks and trade names	5,716	5,757
Future income tax assets	12,851	13,230
Other assets	27,508	27,631

	$981,522	$946,660

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities (note 1(b))	$73,703	$61,045
Long-term obligations due within one year	2,612	2,587

	76,315	63,632
Long-term obligations (notes 2 and 3)	121,592	117,521
Shareholders’ equity (note 4):
Capital stock	333,306	329,274
Convertible notes (note 3)	178,543	178,543
Contributed surplus	5,942	5,529
Retained earnings	277,228	265,754
Equity adjustment from foreign currency translation	(11,404)	(13,593)

	783,615	765,507

	$981,522	$946,660

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH PROVIDED BY OPERATIONS

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004	2003
Cash provided by (used in) operations:
MANAGEMENT OPERATIONS
Earnings before other operating items	$22,521	$19,569
Items not requiring an outlay of funds	514	409

Working capital provided by Management Operations	23,035	19,978

OWNERSHIP AND CORPORATE OPERATIONS
Loss before other operating items	(9,724)	(13,198)
Items not requiring an outlay of funds	218	9

Working capital used in Ownership and Corporate Operations	(9,506)	(13,189)

	13,529	6,789
Interest received, net	3,732	3,896
Change in non-cash working capital	(11,547)	12,743
Other	(805)	(1,610)

Cash provided by operations	$4,909	$21,818

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004	2003
Cash provided by (used in):
Operations:	$4,909	$21,818

Financing:
Long-term obligations including current portion	116	42
Issuance of shares	4,032	131
Dividends paid	(1,833)	(1,809)

Cash provided by (used in) financing	2,315	(1,636)

Capital investments:
Long-term receivables	876	(5,806)
Hotel investments	(1,278)	(8,368)
Purchase of fixed assets	(4,359)	(3,881)
Investments in trademarks, trade names and management contracts	(367)	(216)
Other assets	(1,109)	(2,601)

Cash used in capital investments	(6,237)	(20,872)

Increase (decrease) in cash and cash equivalents	987	(690)
Increase (decrease) in cash due to unrealized foreign exchange gain (loss)	2,557	(10,146)
Cash and cash equivalents, beginning of period	170,725	165,036

Cash and cash equivalents, end of period	$174,269	$154,200

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004	2003
Retained earnings, beginning of period	$265,754	$264,016
Net earnings (loss)	11,474	(9,288)

Retained earnings, end of period	$277,228	$254,728

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(In thousands of dollars except share amounts)

In these interim consolidated financial statements, the words “we”, “us”, “our”, and other similar words are references to Four Seasons Hotels Inc. and its consolidated subsidiaries. These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2003.

1. Significant accounting policies:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing our annual consolidated financial statements for the year ended December 31, 2003, except as disclosed below:

(a) Stock-based compensation and other stock-based payments:

In December 2003, the Canadian Institute of Chartered Accountants (“CICA”) amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, we prospectively adopted in December 2003 the fair value-based method with respect to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method. The prospective application of adopting the fair value-based method effective January 1, 2003 has been applied retroactively in our consolidated financial statements, and amounts for the three months ended March 31, 2003 have been restated. The impact of this change for the three months ended March 31, 2004 was to decrease net earnings by $413 (2003 — $15) and to decrease basic and diluted earnings per share by $0.01 (2003 — nil).

The fair value of stock options granted in the three months ended March 31, 2004 has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 3.81% (2003 — 4.80% to 5.02%); semi-annual dividend per Limited Voting Share of $0.055 (2003 — $0.055); volatility factor of the expected market price of our Limited Voting Shares of 30% (2003 — 32%); and expected lives of the options in 2004 and 2003 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in the three months ended March 31, 2004, the weighted average fair value of the options at the grant dates was $27.00 (2003 — $15.96). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options’ vesting period.

Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the three months ended March 31, 2004 and 2003, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings (loss) and basic and diluted earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

(Unaudited)	Three months ended
(In thousands of dollars	March 31,
except per share amounts)	2004	2003
Stock option expense included in compensation expense	$(413)	$(15)

Net earnings (loss), as reported	$11,474	$(9,288)
Additional expense that would have been recorded if all outstanding stock options granted during 2002 had been expensed	(859)	(862)

Pro forma net earnings (loss)	$10,615	$(10,150)

Earnings (loss) per share:
Basic, as reported	$0.33	$(0.27)
Basic, pro forma	0.30	(0.29)
Diluted, as reported	0.31	(0.27)
Diluted, pro forma	0.29	(0.29)

(b) Hedging relationships:

In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts will mature during 2004. The foreign exchange gains on these contracts of $14,552, which were deferred prior to January 1, 2004, will be recognized in 2004 as an increase of fee revenues over the course of the year.

Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to decrease net earnings by $171 for the three months ended March 31, 2004 and to increase receivables by $10,731 and accounts payable and accrued liabilities by $10,967 as at March 31, 2004.

(c) Reimbursed costs:

As a result of adopting Section 1100, “Generally Accepted Accounting Principles”, which was issued by the CICA in July 2003, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket expenses in both revenues and expenses instead of recording certain reimbursed costs as a “net” amount. The change in the accounting treatment of reimbursed costs resulted in an increase of both revenues and expenses for the three months ended March 31, 2004 of $7,174 (2003 — $7,867), but did not have an impact on net earnings. In addition, for the three months ended March 31, 2003, fee revenues and general and administrative expenses included certain other reimbursed costs of $6,925. These have been reclassified to reimbursed costs in both revenues and expenses to conform with the financial statement presentation adopted in 2004.

(d) Impairment of long-lived assets:

In December 2002, the CICA issued Section 3063, “Impairment of Long-Lived Assets”. This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, “Property, Plant and Equipment”. In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. The implementation of Section 3063, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months ended March 31, 2004.

(e) Accounting for asset retirement obligations:

In March 2003, the CICA issued Section 3110, “Accounting for Asset Retirement Obligations”. Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The implementation of Section 3110, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months ended March 31, 2004.

(f) Revenue recognition:

In December 2003, the Emerging Issues Committee (“EIC”) of the CICA issued Abstract EIC-141, “Revenue Recognition”, which provides revenue recognition guidance. The implementation of EIC-141, effective January 1, 2004, did not have an impact on our consolidated financial statements for the three months ended March 31, 2004.

(g) Revenue arrangements with multiple deliverables:

In December 2003, the EIC issued Abstract EIC-142, “Revenue Arrangements with Multiple Deliverables”, which addresses accounting for arrangements, entered into after December 31, 2003, where an enterprise will perform multiple revenue generating activities. The implementation of EIC-142 did not have an impact on our consolidated financial statements for the three months ended March 31, 2004.

2. Bank credit facilities:

We have committed bank credit facilities of US$212,500, which expire in July 2004. No amounts have been borrowed under these facilities to date; however, approximately US$28,000 in letters of credit were issued under these facilities as at March 31, 2004. No amounts have been drawn under these letters of credit.

3. Convertible notes:

During 1999, we issued US$655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172,500. The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission, were US$166,000. As at March 31, 2004, our consolidated balance sheet includes $91,265 (US$69,641) of convertible notes in long-term obligations and $178,543 of convertible notes in shareholders’ equity. We are entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4½% per annum.

Holders of the notes have conversion rights, which they can exercise at any time before the maturity date or date of redemption of the notes, pursuant to which they can require us to issue to them 5.284 Limited Voting Shares for each one thousand US dollar principal amount of notes. The holders of notes also can require us to repurchase the notes in September 2004 for an amount equal to the issue price plus accrued interest calculated at 4½% per annum. This right is also available in September 2009 and September 2014. We have a choice of settling our obligation, in connection with the conversion or purchase of the notes at the option of the holder, with cash or Limited Voting Shares.

As described above, we may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest (calculated at 4½% per annum) to the date of purchase. It is possible that we may redeem some or all of the notes, especially if current interest rates continue. A cash redemption in September 2004 of all outstanding notes would require a cash payment to the note holders of approximately US$215,500, assuming that the holders did not exercise their right to convert their notes before the redemption date. If we redeem the notes, we may replace the financing provided by the notes with a combination of debt (which could be raised by various means, including bank lines and/or the issuance of additional notes or convertible notes) and/or the utilization of cash and cash equivalents. We filed a shelf registration statement and prospectus during the first quarter that would accommodate a public offering of various debt instruments (including convertible debt) in a principal amount of up to US$250,000.

4. Shareholders’ equity:

As at March 31, 2004, we have outstanding Variable Multiple Voting Shares (“VMVS”) of 3,832,172, outstanding Limited Voting Shares (“LVS”) of 31,611,338 and outstanding stock options of 5,635,379 (weighted average exercise price of $54.93).

A reconciliation of the net earnings (loss) and weighted average number of VMVS and LVS used to calculate basic earnings (loss) per share and diluted earnings (loss) per share is as follows:

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004		2003
	Net earnings	Shares	Net loss	Shares
Basic earnings (loss) per share:
Net earnings (loss) and number of shares	$11,474	35,289,622	$(9,288)	34,882,670
Effect of assumed dilutive conversions:
Stock option plan	—	1,435,122	—	—

Diluted earnings (loss) per share:
Net earnings (loss) and number of shares	$11,474	36,724,744	$(9,288)	34,882,670

The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 1,407,796 stock options to LVS, under our stock option plan, during the three months ended March 31, 2004 (2003 -5,864,037 stock options), as the inclusion of these conversions resulted in an anti-dilutive effect. In addition, the dilution relating to the conversion of our convertible notes to 3,463,155 LVS, by application of the “if-converted method”, has been excluded from the calculation as the inclusion of this conversion resulted in an anti-dilutive effect for the three months ended March 31, 2004 and 2003.

5. Consolidated revenues:

Consolidated revenues for Four Seasons Hotels Inc. comprise revenues from Management Operations, revenues from Ownership and Corporate Operations and distributions from hotel investments, less fees from Ownership and Corporate Operations to Management Operations.

6. Other income (expense), net:

Included in other income (expense), net for the three months ended March 31, 2004 is a net foreign exchange gain of $4,630 (2003 – net foreign exchange loss of $8,267) related to the foreign currency translation gains and losses on unhedged net monetary asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by our foreign self-sustaining subsidiaries.

Also included in other income (expense), net for the three months ended March 31, 2004 are legal and enforcement costs of $217 (2003 — $4,611) in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle.

7. Seasonality:

Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March compared to the remainder of the year. Typically, the first quarter is the weakest quarter and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter. As a result, ownership operations typically incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.

FOUR SEASONS HOTELS INC.
SUMMARY OF HOTEL OPERATING DATA — CORE HOTELS1

	Three months ended
	March 31,
(Unaudited)	2004	2003	Variance
Worldwide
No. of Properties	51	51	—
No. of Rooms	13,460	13,460	—
Occupancy[2]	64.9%	60.4%	4.5%
ADR[3] — in US dollars	$314	$295	6.3%
RevPAR[4] — in US dollars	$203	$178	14.1%
Gross operating margin[5]	28.0%	24.7%	3.3%
United States
No. of Properties	21	21	—
No. of Rooms	6,587	6,587	—
Occupancy[2]	68.0%	65.0%	3.0%
ADR[3] — in US dollars	$346	$333	3.9%
RevPAR[4] — in US dollars	$235	$216	8.6%
Gross operating margin[5]	24.1%	23.0%	1.1%
Other Americas/Caribbean
No. of Properties	7	7	—
No. of Rooms	1,534	1,534	—
Occupancy[2]	59.7%	53.8%	5.9%
ADR[3] — in US dollars	$344	$318	8.4%
RevPAR[4] — in US dollars	$206	$171	20.3%
Gross operating margin[5]	36.2%	31.0%	5.2%
Europe/Middle East
No. of Properties	11	11	—
No. of Rooms	2,133	2,133	—
Occupancy[2]	61.1%	47.2%	13.9%
ADR[3] — in US dollars	$373	$371	0.6%
RevPAR[4] — in US dollars	$228	$175	30.2%
Gross operating margin[5]	30.9%	22.2%	8.7%
Asia/Pacific
No. of Properties	12	12	—
No. of Rooms	3,206	3,206	—
Occupancy[2]	63.7%	62.9%	0.8%
ADR[3] — in US dollars	$190	$168	13.2%
RevPAR[4] — in US dollars	$121	$106	14.5%
Gross operating margin[5]	32.9%	28.8%	4.1%

1.	The term “Core Hotels” means hotels and resorts under management for the full year of both 2004 and 2003. However, if a “Core Hotel” has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a “Core Hotel” in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Biltmore Resort (Santa Barbara), which is undergoing an extensive renovation program in 2004.

2.	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

3.	ADR is defined as average daily room rate per room occupied.

4.	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. We report RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

5.	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

FOUR SEASONS HOTELS INC.

SUMMARY OF HOTEL OPERATING DATA — ALL MANAGED HOTELS

	As at
	March 31,
(Unaudited)	2004	2003	Variance
Worldwide
No. of Properties	62	58	4
No. of Rooms	15,994	15,648	346
United States
No. of Properties	24	23	1
No. of Rooms	7,145	7,250	(105)
Other Americas/Caribbean
No. of Properties	10	8	2
No. of Rooms	2,082	1,746	336
Europe/Middle East
No. of Properties	14	13	1
No. of Rooms	2,658	2,543	115
Asia/Pacific
No. of Properties	14	14	—
No. of Rooms	4,109	4,109	—

FOUR SEASONS HOTELS INC.

REVENUES UNDER MANAGEMENT — ALL MANAGED HOTELS

	Three months ended
(Unaudited)	March 31,
(In thousands of dollars)	2004	2003
Revenues under management[1]	$698,711	$659,248

1.	Revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which we manage. Approximately 67% of the fee revenues (excluding reimbursed costs) we earned were calculated as a percentage of the total revenues under management of all hotels and resorts.

FOUR SEASONS HOTELS INC.

SCHEDULED OPENING OF PROPERTIES UNDER CONSTRUCTION OR IN ADVANCED STAGES OF DEVELOPMENT

Hotel/Resort/Residence Club and Location [1,2]	Approximate
Number of Rooms
Scheduled 2004/2005 Openings
Four Seasons Hotel Beijing, China	325
Four Seasons Hotel Gresham Palace Budapest, Hungary	175
Four Seasons Hotel Cairo at Nile Plaza, Egypt*	375
Four Seasons Hotel Damascus, Syria	300
Four Seasons Hotel Doha, Qatar	235
Four Seasons Hotel Geneva, Switzerland	100
Four Seasons Hotel Hampshire, England	135
Four Seasons Hotel Hong Kong, Hong Kong*	390
Four Seasons Resort Lanai at Koele, HI, USA	100
Four Seasons Resort Lanai at Manele Bay, HI, USA	250
Four Seasons Resort Langkawi, Malaysia	90
Four Seasons Hotel Palo Alto, CA, USA	200
Four Seasons Resort Whistler, B.C., Canada	240
Four Seasons Private Residences Whistler, B.C., Canada	35
Beyond 2005
Four Seasons Hotel Alexandria, Egypt*	120
Four Seasons Hotel Baltimore, MD, USA*	200
Four Seasons Hotel Beirut, Lebanon	230
Four Seasons Resort Bora Bora, French Polynesia	100
Four Seasons Hotel Florence, Italy	115
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170
Four Seasons Hotel Kuwait City, Kuwait	225
Four Seasons Hotel Mumbai, India	200
Four Seasons Resort Puerto Rico, Puerto Rico*	250
Four Seasons Residence Club Punta Mita, Mexico	35

*	Expected to include a residential component.

1.	Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in our 2003 Annual Report.

2.	We have made an investment in Orlando, which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time. We have also made an investment in Sedona at Seven Canyons in Arizona in connection with a potential Residence Club. The developer is working on a plan to finalize that project, however, there is no certainty that it will come to fruition as a Four Seasons property or the potential impact of those plans on Four Seasons’ investment.